UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number: 001-31238

NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-K ___ Form 20-F ___ Form 11-K __X_ Form 10-Q ___ Form 10-D ___ Form N-SAR ___ Form N-CSR

For Period Ended: March 31, 2012

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: HYDROMER, INC.

Former Name if Applicable:

Address of principal executive Office (Street and number): 35 Industrial Parkway

City, State and Zip Code: Branchburg, NJ 08876

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Form 10-Q for the quarter ended March 31, 2012 by the prescribed date of May 15, 2012 as completion of the Edgar’izing and XBRL conversion was not completed by its third party processor in time for on-time filing. The registrant will file its Form 10-Q prior to the prescribed extended date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Lee (908) 722-5000

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

_X_ Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_ Yes ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A net loss of $7,297 ($0.00 per share) is reported for the quarter ended March 31, 2012 as compared to a net loss of $57,868 ($0.01 per share) the year before. A net loss of $168,572 ($0.04 per share) is reported for the nine months ended March 31, 2012 as compared to a net loss of $510,774 ($0.11 per share) the year before. Revenues for the quarter ended March 31, 2012 were $1,581,641, or $30,599 (2.0%) higher than the $1,551,042 for the same three month period the previous year. For the nine month period ended March 31, 2012 revenues were $4,422,946 as compared with $4,013,059 the nine month period the year before ($409,887 or 10.2% higher).

Hydromer, Inc

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(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2012

 By: /s/ Robert Y. Lee

        Robert Y. Lee

    Vice President, Chief Financial Officer